EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

October 20, 2011	No. 11-17

Avalon Resumes Work on its Separation Rapids
and Warren Township Rare Minerals Projects

Toronto, ON –Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that following an expression of interest received from an international industrial minerals company, it has resumed work on its 100% owned Separation Rapids lithium minerals and Warren Township calcium feldspar projects. Avalon recently delivered bulk samples of mineralized material from both properties to this company for detailed evaluation of market potential. If the results are positive, it is contemplated that the companies would partner on the development of the two properties. The bulk samples were prepared from an inventory of material collected during work programs carried out in 2006 and 2007 and stored near the project sites.

The Separation Rapids property, located 70 km north of Kenora, Ontario, is host to the world class "Big Whopper Pegmatite", a very large resource of the rare lithium mineral petalite, with associated tantalum and rubidium minerals. Petalite is used in certain glass and ceramic products where strength and thermal shock resistance are important. Applications for petalite are expanding rapidly and like many other specialty mineral products, supply is not keeping pace with the increase in demand creating opportunities for new suppliers to enter the market. With an advanced project, Avalon is well-positioned to move forward rapidly with development to serve this market. A mining lease was secured over the property in 2009. On-going work involves a review of local infrastructure requirements and preparation of the applications for necessary operating permits.

The Warren Township property, located near the Village of Foleyet, 100 km west of Timmins, Ontario hosts a large resource of an exceptionally pure variety of calcium feldspar, which has application in textile fibreglass, and certain ceramics products. A bulk sample trial of the product carried out in 2007 with a fibreglass producer successfully proved its utility in this application with added benefits of reduced energy consumption in the glass furnace. Lithium minerals offer similar energy-saving benefits which are becoming more important as glass producers seek to reduce both energy costs and greenhouse gas emissions.

With the new interest in the calcium feldspar product, Avalon has re-started the process of securing an operating permit for the Warren Township project, which it expects to have in place within the next few months. Avalon has already signed Memoranda of Understanding with local First Nations at both project sites and, being small-scale quarrying operations with minimal environmental impacts, both projects have strong local community support.

Don Bubar, President and CEO of Avalon Rare Metals commented, “We are pleased with the new interest in these rare minerals products which we have long believed would eventually have new demand growth.  Avalon has held on to these properties for a very long time and it is gratifying to see that our patience may finally be rewarded.” Bubar added, “Both properties offer Avalon potential for near term production and cash flow compared to the Thor Lake project, and at a much lower capital investment.”

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 102,801,736. Cash resources: approximately $70 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President and CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.